                      FORM U-12(I)-B (THREE-YEAR STATEMENT)
                    [As last amended in Release No. 35-26031,
                     effective May 31, 1994, 59 F.R. 21992.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                               Calendar Year 1998

                                 FORM U-12(I)-B

         STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING
           COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A
             REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND
                   WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
                      EXPENSES AS SPECIFIED IN RULE 71(b)

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1.     Name and business address of person filing statement.

       Brian White
       12801 Fair Lakes Parkway
       PO Box 10146
       Fairfax, VA 22030-0146

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

       None

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

       Columbia Gas Transmission
       12801 Fair Lakes Parkway
       PO Box 10146
       Fairfax, VA 22030-0146

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

       Regulatory Associate

       Provide regulatory assistance to the company on both FERC issues as well as state regulatory issues.

      (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

5.

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                                         Salary or other
                                          compensations
                                       --------------------
Name of recipient                      received     to be                 Person or company from whom
                                                   received         received or to be received
                                          (a)         (b)
======================================================================================================
1998 - *   (10 months of employment)
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1999 - *
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2000 - *

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* confidential treatment requested
======================================================================================================

            (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

(a) Total amount of routine expenses charged to client: $-----$7,853-------

(b) Itemized list of all other expenses:

Date:       January 26, 1999      (Signed) /s/ Brian White
      -----                                                ---------------------

            Section 12(i) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.

RULE U-71, STATEMENTS TO BE FILED PURSUANT TO SECTION 12(i) OF THE ACT.

            (a)    TEN-DAY STATEMENT.

            Any person who engages in any activity within the scope of Section 12(i) of the Act shall file with the Commission within 10 days after the date of such activity a statement on Form U-12(I)-A, except as to activity within the scope of any advance statement on Form U-12(I)-B, which is duly filed in accordance with paragraph (b).

            (b)    ADVANCE STATEMENT.

            An advance statement, covering anticipated activity for the remainder of the present calendar year and the next two calendar years, may be filed on form U-12(I)-B by any person (whether or not the compensation of such person has been fixed in advance) who is a salaried officer or employee or an attorney, accountant or other expert regularly retained by any company or by companies in the same holding-company system, or any person specially retained in connection with a particular proceeding or enterprise which is expected to involve a series of appearances or activities, if such employment or retainer does not contemplate any expenses other than ordinary personal, traveling or sustenance expenses, stationery, postage, telephone and telegraphic service, stenographic and clerical assistance, expenditures for the printing of briefs or other documents to be submitted to any agencies specified in Section 12(i) of the Act, and similar items.

            (c)    SUPPLEMENTAL STATEMENT.

            Any person filing an advance statement on Form U-12(I)-B shall file a supplement to such advance statement within 30 days after the end of the period covered thereby, and in no event later than January 30 of the following year, giving the information specified in Items 5 and 6 thereof. Any such person renewing such advance statement may combine the renewal and supplement in the same statement.

                                  INSTRUCTIONS

            GENERAL INSTRUCTION.

            Advance statement on this form shall continue in effect until January 30 of the year following the end of the three-year period covered by the advance statement, unless and except as previously supplemented or renewed. Supplementary statements during the three-year period may be filed in the event of material changes such as in information called for by items 1 through 6. Changes of rank or salary within the organization would not ordinarily be deemed materials.

ITEM 1.

            Statements shall be signed and filed by the person employed or retained, whether an individual, partnership, corporation, or association. If filed by a corporation, the statement shall be executed on its behalf by a duly authorized officer. If the person reporting was employed or retained by the holding company or subsidiary company in his capacity as a member or employee of a partnership or an officer or employee of a corporation, he shall state the name of such partnership or corporation and his position therein.

ITEM 3.

            Reports with respect to any number of different companies, whether or not they are members of the same holding-company system, may be included in a single statement. Companies may be designated by description, e.g., "X Company and all its subsidiaries except . . ."

ITEM 4.

            The character of the duties for which the person reporting is employed or retained shall be described briefly, indicating generally the relative time devoted to each class of activities.

ITEM 5(a).

            Column (a) to be used only in supplementary statement. See General Instruction.

            Compensation received from different persons or companies, even though members of the same holding company system, shall be separately stated as to each, but compensation from the same person or company for different services need not be segregated.

ITEM 6

            To be answered in supplementary statement.  See General
Instruction.

            "Expenses" includes obligations incurred.

            "Routine expenses" are those described in italicized portion of Rule U-71(b) above.

Note that since Form U-12(I)-B is available only when the activity contemplated only routine expenses, other expenses, if any, must be reported on Form U-12(I)-A. The answer to Item 6(b) should either state "No other expenses" or should refer to filings on Form U-12(I)-A.